February 9, 2004

CONFIDENTIAL TREATMENT REQUESTED
Via EDGAR (correspondence) and FEDEX

Abby Adams, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Capital Realty Investors II Limited Partnership
             Schedule TO-T Filed January 23, 2004 by Equity Resource Fund XXII LP, Equity Resource Investments LLC and Eggert Dagbjartsson
             SEC File No. 5056505

Dear Ms. Adams:

             On behalf of Equity Resources Fund XXII Limited Partnership, Equity Resource Investments LLC and Eggert Dagbjartsson (together, the "Bidders"), transmitted via EDGAR for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, is this response letter to the Tender Offer Statement on Schedule TO ("Schedule TO") filed by the Bidders with respect to the offer to purchase for cash units of limited partnership interests in the above-referenced partnership.

General

1. As you are offering $175 per unit less any distributions, revise the cover page to clarify that this offer is not for "$175 net per unit."

        In response to the staff's comment, the Bidders have revised the cover page to clarify that the offer price is $175 per unit less any distributions.

Summary Term Sheet

2. We note your disclosure on page 9. Revise the summary term sheet to disclose that the general partner filed a preliminary proxy statement on
        Schedule 14A on January 12, 2004 seeking approval of the limited partners of the liquidation of the partnership and disclose the price range of units.

        In response to the staff's comment, the Bidders have revised the summary term sheet to disclose that the general partner filed a preliminary proxy statement on Schedule 14A on January 12, 2004 seeking approval of the limited partners to a liquidation of the partnership and to disclose the price range of units.

3. Also disclose whether the purchasers are aware of any distributions that would reduce the purchase price for unit holders subject to this offer. Confirm that if any such distributions are made, you will amend the tender offer to disclose the distribution and that you will extend the offer so that 10 business days remain in the offer prior to expiration.

        In response to the staff's comment, the Bidders have revised the summary term sheet to disclose that it is not aware of any distributions that would reduce the purchase price for unit holders subject to this offer. It further discloses that if any such distributions are made, the purchasers will amend the tender offer to disclose the distribution and to extend the offer so that 10 business days remain in the offer prior to expiration.

4. Revise to clarify whether any transfer fees will be deducted from the consideration in the offer, and if so, the amount of such fees and whether they are calculated on a per unit or per transfer basis. If the later applies, provide an example of how the fee is calculated

        In response to the staff's comment, the Bidders have revised he summary term sheet to disclose that no transfer fees will be deducted from the consideration paid for tendered units.

Do You Have the Financial Resources

5. We note that you have not provided the offeror's financial information as required by Item 10 of Schedule TO. As the offer is not for all outstanding securities and the offerors are not reporting companies, the financial condition of the offerors may be material to security holders. Please provide us with your analysis as to why the financial statements are not material. For example, advise us how the Offeror chose 5000 units as the total amount sought and discuss whether an acquisition of 5000 units will trigger any change of control provisions or otherwise constitute a control transaction that would render financial information material. See Regulation of Takeovers and Security Holder Communications, Exchange Act Release No. 42055 (January 24, 2000). We note that you have already discussed the Purchaser's ability to finance the offer from cash on hand.

        In response to the Staff's comment, although the Purchaser's financial information is not immaterial under Item 10 of Schedule TO as discussed in Release No. 42055 (January 24, 2000), Regulation of Takeovers and Security Holder Communications, the Purchaser feels that its financial information, other than its current cash position, is immaterial to investors based on the following factors:

        The Purchaser disclosed in Section 13 of the Offer that it had over $1,000,000 in cash on hand as of January 20, 2004. That cash is held by Fund XXII, the entity acquiring units under the Offer. The Fund XXII's current cash position is in excess of the Offer's transaction value of $875,000. The Fund XXII's investment structure is such that its cash position is the only material factor impacting the Purchaser's ability to pay for tendered units. Fund XXII acquires limited partnership interests as long-term investments. Limited partnership interests are illiquid investments and Fund XXII does not trade or resell interests once they are acquired. Fund XXII has no debt, no operating expenses and no employees. It does not prepare audited or unaudited financial statements. Fund XXII is managed by Equity Resource Investments LLC (ERI), who will pay all expenses (other than payment for units tendered and transfer fees) associated with conducting the Offer. ERI does not prepare audited or unaudited financial statements and will not be paying for units acquired under the Offer.

        Because of Fund XXII's current cash position, the Offer is not subject to any financing conditions. Additionally, the Purchaser is seeking to purchase a non-controlling 10% interest in the Partnership. The 10% limitation is based on the Purchaser's investment objective of acquiring a diversified portfolio of real estate investments. The Purchaser is not engaged in property management and does not hold general partner positions in any public real estate limited partnerships. As a minority limited partner in the Partnership, the Purchaser's financial performance will not impact future operations of the Partnership. For these reasons, the Purchaser feels that its financial information, other than its current cash position, is immaterial to investors in the Partnership.

Can the Offer be Extended or Amended and Under What Circumstance?

6. You cannot have a subsequent offering period in an offer for less than all the outstanding securities of the subject class. Revise the document accordingly. See Rule 14d-11(b). We note your disclosure in this regard on page 7, at the end of section 5.

In response to the staff's comment, the Bidders have revised the summary term sheet to remove reference to a subsequent offering period.

Introduction, page 1

        No Selling Commissions, page 1

7. In the summary term sheet, you advise unit holders to "consult with their advisors concerning brokerage fees, commissions or similar expenses associated with the tender of their units." Revise this section to clarify that unit holders may be required to pay commissions or similar payments if they tender into the offer.

        In response to the staff's comment, the Bidders have revised the introduction to disclose that unit holders may be required to pay commissions or similar payments if they tender their units under the offer.

Risk Factors, page 3

8. In this section you discuss several reasons why the offer price may not properly value the units and several sources that were not used. Revise the offer to clarify how the purchasers determined the offer price. Please refer to Section III.B.1 of Exchange Act Release No. 43069 (July 31, 2000).

        In response to the staff's comment, the Bidders have revised the introduction to disclose how the purchasers determined the offer price as outlined in Section III.B.1 of Exchange Act Release No. 43069 (July 31, 2000).

Proration:  Acceptance for Payment and Payment for Units, page 5

9. Clarify the "appropriate adjustments to avoid tenders of fractional units."

         In response to the staff's comment, the Bidders have revised Section 2 to clarify the "appropriate adjustments to avoid tenders of fractional units."

10. Confirm that you will amend the Schedule TO to file the press release as an exhibit.

        In response to the staff's comment, the Bidders will amend the Schedule TO to file the press release as an exhibit.

Withdrawal Rights, Page 7

11. Revise to provide the date after which tendering unit holders may withdraw any units, as provided by Section 14(d)(5).

        In response to the staff's comment, the Bidders have revised Section 4 to provide the date after which tendering unit holders may withdraw any units.

12. It appears that you anticipate an extended period of time between expiration of the offer and acceptance of the tendered units. As you know, Rule 14c-1(c) requires you to promptly pay for or return tendered securities upon termination of the offer, and not upon acceptance. Revise to clarify your intent to promptly pay for or return tendered units upon termination of the offer.

        In response to the staff's comment, the Bidders have revised Section 4 to remove language allowing for an extended period of time between the expiration of the offer and the acceptance of tendered units.

Certain Tax Consequences, page 7

13. You are required to disclose the material federal tax consequences of the transaction. Revise the heading and first sentence of this section to eliminate the term "certain." Clarify the basis for and significance of the assumption that the partnership "is not a `publicly traded partnership'."

        In response to the staff's comment, the Bidders have revised Section 6 to eliminate the term certain from the heading and the first sentence and to clarify the basis for and significance of the assumption that the partnership is not a publicly traded partnership.

Purpose and Effects of the Offer, page 9

14. It is unclear how you determined the per unit liquidation proceeds disclosed on page 11 from the general partner's alternative proposed transaction. The preliminary proxy statement filed with respect to that proposed transaction appears to provide a different valuation. Please revise or advise us why these amounts are not equal to those disclosed in the liquidation materials. We are aware that the liquidation materials take into account the tax effects of the transaction and are calculated for ten units rather than one unit.

         In response to the staff's comment, the Bidders have revised Section 7 to correct the high valuation presented by the general partner to $433 per unit.

15. We note that you are not assuming responsibility for the accuracy or completeness of any information contained in this section. While you may include appropriate language about the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

        In response to the staff's comment, the Bidders have revised Section 10 to remove language saying that the bidders are not responsible for the accuracy or completeness of the information contained in Section 10.

16. We note that you have provided some information regarding the properties owned by Capital Realty. Revise to provide additional information, if known, regarding the occupancy rate and average rental per square foot similar to that required by

        Items 14 and Items 15 of Form S-11. See Section III.B.1 of Exchange Act Release No. 43069 (July 31, 2000).

        In response to the staff's comment, the Bidders have revised Section 10 to provide additional information regarding the occupancy rate and average rental per square footage of the properties owned by the subject company.

Certain Conditions of the Offer, page 18

17. Revise this section to disclose all offer conditions and eliminate the term "certain" from the heading. We note from the agreement of sale that you have also conditioned the offer on whether the purchaser "has received and accepted this agreement, properly completed and duly executed and has received assurances from the partnership that the seller's address will be changed to the purchaser's address pursuant to the terms and conditions of the offer."

        In response to the staff's comment, the Bidders have revised Section 15 to remove the term certain from the heading and to include the fact that the offer is conditioned on the bidders receiving and accepting this agreement, properly completed and duly executed and receiving assurances from the partnership that the seller's address will be changed to the purchaser's address pursuant to the terms and conditions of the offer.

18. As currently drafted, the above conditions, as well as the condition disclosed on page 18, appear to be at least partially within the offerors' control and do not clearly state how the conditions may be satisfied. Please revise your disclosure to state more specifically how the purchaser will confirm these facts so that security holders may objectively verify the conditions. In doing so, please ensure that satisfaction of the conditions is not within the control of the offerors.

        In response to the staff's comment, the Bidders have revised Section 15 to specify how security holders can objectively verify the conditions and to ensure that satisfaction of the conditions is not within the control of the offerors.

19. It does not appear that the condition disclosed in this section can be satisfied prior to the expiration of the offer. Please advise. As you know, the bidder cannot terminate the offer, eliminate withdrawal rights and retain the right to accept shares for payment until all conditions are satisfied or waived. Please revise this section accordingly.

        In response to the staff's comment, the Bidders have revised Section 15 to state that the bidders waive all conditions not satified upon the termination of the offer.

        Please call the undersigned at (617) 876-4800 if you have any questions or require any additional information.


Sincerely,


Bill Andrews


CC:   Eggert Dagbjartsson